Filed by: Chart Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Chart Industries, Inc.

Commission File No.: 001-11442

Information posted on the website related to the merger,

ChartFlowserve.com.

CHART + FLOWSERVE
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Chart Industries + Flowserve

Creating a Differentiated Leader in Industrial Process Technologies

Download Infographic | View Presentation | Listen to Conference Call





Chart Industries, Inc. and Flowserve Corporation have entered into a definitive agreement to combine in a ~$19B all-stock merger of equals transaction



Comprehensive suite of world-class, differentiated solutions.



Diversified and attractive end markets.



Expanded aftermarket franchise.

Creating value for customers, partners and shareholders, with significant opportunities for employees

1. Shown inclusive of the impact of Chart's acquisition of Howden; includes Chart's Repair, Service & Leasing segment sales and Flowserve Aftermarket sales
2. Based on combined company revenue for the twelve-month period ending 3/31/2025

Increased Scale to Support Growth and Resilience3 $8.88 ‘V$3.78 22% 5 Combined revenue Aftermarket revenues• Combined Adj. EBITOA margin >5.5M 50+ Global asset installed base Countries EPS In first year following ofexpected annual cost synergies within 3 years ck>se following close with revenue upside Committed to investment Quarterly dividend grade balance sheet with Expected to be paid, consiS1ent with Flowserve’s strong cash flow prof1le historical per share payout levels -53.5% - 46.5% Chart shareholders ownershlp of the combined Flowserve shareholders ownership of the combined company company, on a fully diluted basis

“Combining Chart and Flowserve creates a comprehensive solutions platform, with “The merger will create a differentiated leader with the scale and resilience to meet the financial strength and resilience to continue driving growth and long-term the significant demand for comprehensive industrial process technologies and value. Together we will provide a complete system of capabilities from front-end services. Chart’s and Flowserve’s highly complementary businesses will strengthen engineering design to mission crit ical equipment through aftermart<et and our ability to meet our customers’ needs, empower innovation and drive long-term, servicing, delivering high-quality, value-added solutions to an expanded, global sustainable growth. The combined company wm operate across diversified end customer base. With robust cash flow. meaningful synergies. and greater markets with funher exposure to premium. high-growth areas and a substantial aftermarket growth opportunities, the combined company will be ideally positioned aftermarket franchise- resulting in increased commercial opportunities. I am to deliver superior and lasting value to its shareholders: conftdent that together, we will capitalize on long-term value creation f or our customers, partners, shareholders and combined global team.~

CHART + FLOWSERVE
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Press Releases

June 4, 2025	Chart Industries and Flowserve Corporation to Combine in All-Stock Merger of Equals, Creating a Differentiated Leader in Industrial Process Technologies	Download PDF

CHART + FLOWSERVE
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Presentation and Other Materials

Investor Presentation	Download PDF
Transaction Infographic	Download PDF
Chart and Flowserve Combination Conference Call	Listen to conference call

Chart Industries - FJowserve Corporation Merger A!veement 8-K